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                           [WEBMD, INC. LETTERHEAD]

                                 May 12, 1999


Via EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  WebMD, Inc.
          Registration Statement on Form S-1
          File No. 333-71359

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the undersigned registrant, WebMD, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement. This request is made because the Company has decided to pursue a strategy that does not involve the offer and sale of its shares to the public. Therefore, the Company has decided not to engage in an initial public offering at this time.

     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, particularly because neither the Company nor its prospective underwriters circulated preliminary prospectuses in connection with the proposed offering. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

     If you have questions or comments about the foregoing, please call the undersigned at (404) 479-7653 or James Walker of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6190.

                                         Very truly yours,

                                         /s/ Jeffrey T. Arnold

                                         Jeffrey T. Arnold
                                         Chairman and Chief Executive Officer


cc:  Mr. Jae K. Kim
     W. Michael Heekin, Esq.
     Nora L. Gibson, Esq.
     Glenn W. Sturm, Esq.
     James Walker IV, Esq.
     Terresa R. Tarpley, Esq.